26th Floor, Gloucester Tower The Landmark 15 Queen's Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Steve Lin To Call Writer Directly +86 1057379315 steve.lin@kirkland.com

November 29, 2023

CONFIDENTIAL

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Amy Geddes

Theresa Brillant

Rucha Pandit

Lilyanna Peyser

Re:	NIP Group Inc. (CIK No. 0001966233)

Response to the Staff’s Comments on Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted October 6, 2023

Dear Ms. Geddes, Ms. Brillant, Ms. Pandit and Ms. Peyser:

On behalf of NIP Group Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 3, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 6, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

Besides adding and revising disclosure in response to the Staff’s comments, the Company has also included (i) its unaudited interim consolidated financial statements as of and for the nine months ended September 30, 2023, and (ii) other information and data to reflect recent developments.

PARTNERS:  Pierre-Luc Arsenault3 | Joseph R. Casey9 | Manas Chandrashekar5 | Lai Yi Chau | Michelle Cheh6 | Yik Chin Choi | Jerry C.M. Choi | Maurice Conway5 | Justin M. Dolling5 | David Patrick Eich1,4,5 | Yuan Yue Jennifer Feng5 | Liu Gan2 | Paul Guan3 | Brian Y.T. Ho | Karen K.Y. Ho | Ka Chun Hui | Guang Li3 | Wei Yang Lim5 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Amy Y.M. Ngan7 | Nicholas A. Norris5 | Paul S. Quinn | Louis A. Rabinowitz3 | Fergus A. Saurin5 | Jesse D. Sheley# | Yusang Shen | Wai Ming Wong11 | Peng Yu3 | Jacqueline B.N. Zheng3,5 | Liang Zhu3

REGISTERED FOREIGN LAWYERS:  Gautam Agarwal5 | John Curran5 | Ming Kong3 | Cori A. Lable2 | Nicholas Tianchia Liew5 | Min Lu3 | Brandon M. Ovington5 | Joshua J. Payne5 | Bo Peng8 | Shinong Wang3 | Anthony Wijaya10 | Jodi K. Wu9 | Yiting Wu12 | David Zhang3 | Xiang Zhou3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Wisconsin (U.S.A.); 5 England and Wales; 6 Victoria (Australia); 7 New South Wales (Australia); 8 State of Georgia (U.S.A.); 9 State of California (U.S.A.); 10 Singapore; 11 New Zealand; 12 State of Washington (U.S.A); # non-resident

Austin Bay Area Beijing Boston Brussels Chicago Dallas Houston London Los Angeles Miami Munich New York Paris Salt Lake City Shanghai Washington, D.C.

Division of Corporation Finance Office of Trade & Services November 29, 2023 Page 2	Confidential

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Comments in Letter Dated November 3, 2023

Amendment No. 4 to Draft Registration Statement on Form F-1 filed October 6, 2023

Cover Page

1.	Please revise your statement that you are "not an operating company" to clarify that you are "not a Chinese operating company." In addition to stating that investors are purchasing interests in you, state that they may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow your structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

The Company respectfully submits that investors in the ADSs are purchasing equity interests in the Cayman Islands holding company and obtaining indirect ownership interests in the Chinese operating company. In response to the Staff’s comment, the Company has revised the requested disclosure on the cover page of the Revised Draft Registration Statement.

2.	Disclose on the cover page how regulatory actions related to data security or antimonopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

The Company respectfully advises the Staff that the Company does not have any business operation in Hong Kong. ESVF (Hong Kong) Esports Limited is an intermediary holding company incorporated in Hong Kong, which does not conduct any operation. As such, the Company does not believe that such regulatory actions particular to Hong Kong, if any, will affect the Company separately or differently from those already applicable, or potentially applicable in the future in mainland China.

Division of Corporation Finance Office of Trade & Services November 29, 2023 Page 3	Confidential

Prospectus Summary, page 1

3.	We note your response to comment 2 and reissue in part. Please revise here and elsewhere as appropriate to (i) discuss the costs associated with any digital collection platform agreements and IP development and (ii) the basis of your conclusions regarding the anticipated timeframe in which you anticipate offering these products. In this regard, we note your disclosure that you "expect to further expand [y]our IP collaborations to 40 by 2025."

In response to the Staff’s comment, the Company has added the requested disclosure on pages 1, 2, 107 and 108 of the Revised Draft Registration Statement.

4.	We note that your prospectus contains information supported by Newzoo. Please revise to clarify whether you commissioned a report from Newzoo and, if so, file a consent of Newzoo in accordance with Rule 436.

The Company respectfully submits that it did not commission any report from Newzoo. The Company purchased data from Newzoo, which was then utilized in the report from Frost & Sullivan. In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 99 of the Revised Draft Registration Statement.

5.	We note that you deleted the section of the risk factors summary entitled Risks Related to Our Corporate Structure. As it appears that your holding company structure imposes material risks to investors, please revise to include a summary of relevant risks, such as the risk that Chinese regulatory authorities could disallow your structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Make corresponding changes to your Risk Factors section.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 4, 41 and 42 of the Revised Draft Registration Statement.

6.	Please disclose the entities in which the company's operations are conducted, briefly describe the operations conducted by each such entity, and specify such entities' countries of domicile.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Revised Draft Registration Statement.

7.	We note your definition of "China" on page 15. Please revise to clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

The Company respectfully advises the Staff that the Company does not have any business operation in Hong Kong. ESVF (Hong Kong) Esports Limited is an intermediary holding company incorporated in Hong Kong, which does not conduct any operation. Therefore, the discussion of the legal and operating environment in Hong Kong is not applicable to current and potential investors of the Company. The Company further respectfully advises the Staff that Hong Kong currently operates under a different set of laws from mainland China, and the national laws and regulations of mainland China are not applicable to business operations in Hong Kong, except for those listed in the Basic Law of the Hong Kong Special Administrative Region of the PRC. Therefore, the Company faces no material legal or operational risk with respect to Hong Kong. In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Revised Draft Registration Statement to state that, in the event that the Company decides to operate in Hong Kong and if mainland China regulations are applied in Hong Kong in the future, the legal and operational risks associated with having operations in mainland China would also apply to its operations in Hong Kong.

Division of Corporation Finance Office of Trade & Services November 29, 2023 Page 4	Confidential

Enforceability of Civil Liabilities, page 72

8.	If you have one or more directors, officers or members of senior management located in the PRC and/or Hong Kong, state that is the case and identify the relevant individuals and their location.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 73 of the Revised Draft Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 77

9.	Please note that the pro forma financial statement periods presented should comply with Rule 11-02(c) of Regulation S-X and only include a pro forma balance sheet as of the most recent period, unless the transaction is already reflected in such balance sheet, and pro forma statements of operations for only the most recent fiscal year, and for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Please apply this guidance throughout your filing wherever pro forma financial information is presented.

In response to the Staff’s comment, the Company has revised the disclosure from pages 19 to 21, 78 to 80, 83 to 85, 87 and 93 of the Revised Draft Registration Statement.

10.	Refer to our previous comment 6 in our letter dated August 29, 2023. Please tell us how you considered the income statement impact of the purchase price adjustments detailed on page F-69 in your pro forma financial statements. Specifically address amortization related to the acquired intangible assets. As a related matter, please reconcile the differences in the adjustments and total adjustment to non-current assets between the different pro forma balance sheets presented. Please note that the pro forma financial statements should reflect pro forma adjustments pursuant to Rule 11-02 of Regulation SX.

In response to the Staff’s comment, the Company respectfully advises the Staff that there was no income statement impact of the purchase price adjustments for the Business Combination. The useful life of acquired intangible assets from the Business Combination was considered to be indefinite, as the Company expects that, based on its industry experience, there is no foreseeable limit to the period over which the league tournaments right and the brand name of Ninjas in Pyjamas are expected to generate net cash inflows for the Company. Therefore, these acquired intangible assets were not amortized, and the purchase price adjustments do not reflect any amortization or related deferred income tax expenses.

Division of Corporation Finance Office of Trade & Services November 29, 2023 Page 5	Confidential

Note 2: Pro Forma Adjustment, page 84

11.	We note that the pro forma financial statements have been adjusted to give effect to events that are "(i) directly attributable to the Business Combination, (ii) factually supportable and (iii) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the Company." Please note that pro forma adjustments should be based on Rule 11-02(a) of Regulation S-X. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 80 of the Revised Draft Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations, page 87

12.	We note that the presentation of pro forma combined historical results presented here are as if the business combination had occurred on January 1, 2021, and that the pro forma financial information on page 71 is presented as if the business combination had been consummated on December 31, 2021. Please note that any results of operations discussions should be based on pro forma financial statements prepared in accordance with Article 11 of Regulation S-X. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 83 to 85 of the Revised Draft Registration Statement.

Net Revenues

Talent Management Service, page 88

13.	Your discussion of revenue earned from talent management services includes the disclosure that, in 2021 and 2022, the majority of your net revenues under talent management business were generated from your services provided to a related party, Wuhan Ouyue, representing approximately 83.2% and 83.7% 26.9% in 2021 and 2022, respectively. It appears this disclosure includes the revenue percent for not only 2021 and 2022, but also for the unaudited interim period ended June 30, 2023. If our understanding is correct, please revise your disclosure to include such date.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement.

* * *

Division of Corporation Finance Office of Trade & Services November 29, 2023 Page 6	Confidential

If you have any questions regarding the Revised Draft Registration Statement, please contact Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell).

Thank you for your time and attention.

Sincerely,

/s/ Steve Lin
Steve Lin

cc:	Mario Yau Kwan Ho, Co-Chief Executive Officer, NIP Group Inc.
Zhiyong Li, Chief Financial Officer, NIP Group Inc.
David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP
Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Charles Yin, Senior Partner, Marcum Asia CPAs, LLP